SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
Tender Offer Statement under Section 14(d)(1) or Section 13(e)(1)
of the Securities Exchange Act of 1934

CLICK COMMERCE, INC.
(Name of Subject Company (Issuer))
ITW LEAP CORP.
a wholly owned subsidiary of
ILLINOIS TOOL WORKS INC.
(Names of Filing Persons (Offerors))
Common Stock, Par Value $0.001 Per Share
(Title of Class of Securities)
18681D 20 8
(CUSIP Number of Class of Securities)
James H. Wooten, Jr.
Vice President, General Counsel and Secretary
Illinois Tool Works Inc.
3600 W. Lake Avenue
Glenview, Illinois 60026
Telephone: (847) 724-7500
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)
Copy to:
James T. Lidbury
Mayer, Brown, Rowe & Maw LLP
71 South Wacker Drive
Chicago, Illinois 60606
Telephone: (312) 782-0600
CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$300,151,306	$32,116

*Estimated for purposes of calculating the amount of the filing fee only, in accordance with Rule 0-11(d) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The calculation of the transaction value assumes the purchase of (i) 12,235,036 outstanding shares of common stock of Click Commerce, Inc., a Delaware corporation (the “Company”) and (ii) 958,428 shares of common stock of the Company subject to outstanding options, each at an offer price of $22.75 per share.
** The amount of the filing fee, calculated in accordance with Rule 0-11 of the Exchange Act, is equal to $107 per $1,000,000 of the value of the transaction.

Items 1-9, and Item 11.
Item 10. Financial Statements
Item 12. Exhibits
Item 13. Information Required by Schedule 13E-3.
SIGNATURES
INDEX TO EXHIBITS
Offer to Purchase
Letter of Transmittal
Notice of Guaranteed Delivery
Letter to Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees
Letter to Clients
Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9
Summary Advertisement
Confidentiality Agreement

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number or the Form or Schedule and the date of its filing.

	Amount Previously Paid:	Filing Party:

	Form or Registration No.:	Date Filed:

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
☒ third-party tender offer subject to Rule 14d-1.
☐ issuer tender offer subject to Rule 13e-4.
☐ going-private transaction subject to Rule 13e-3.
☐ amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer.    ☐

Items 1-9, and Item 11.
     This Tender Offer Statement on Schedule TO is filed by Illinois Tool Works Inc., a Delaware corporation (“Parent”), and ITW Leap Corp., a Delaware corporation (“Sub”) and wholly owned subsidiary of Parent. This statement relates to the tender offer (the “Offer”) by Sub to purchase all of the outstanding shares of common stock, par value $.001 per share (the “Company Common Stock”), of Click Commerce, Inc., a Delaware corporation (the “Company”), at a price per share of Company Common Stock equal to $22.75 (the “Offer Price”), net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated September 18, 2006 (the “Offer to Purchase”) and in the related Letter of Transmittal (which, together with the Offer to Purchase and any amendments or supplements thereto, collectively constitute the “Offer”), copies of which are attached as Exhibits (a)(1)(i) and (a)(1)(ii), respectively, to this Schedule TO.
     As permitted by General Instruction F to Schedule TO, the information set forth in the Offer to Purchase (including Schedules I and II attached thereto) and the Letter of Transmittal are hereby incorporated by reference in answer to Items 1-9 and 11 of this Schedule TO.
Item 10.    Financial Statements
     Not Applicable.
Item 12.    Exhibits

Exhibit
Number	Description

(a)(1)(i)	Offer to Purchase, dated September 18, 2006.
(a)(1)(ii)	Letter of Transmittal.
(a)(1)(iii)	Notice of Guaranteed Delivery.
(a)(1)(iv)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees, dated September 18, 2006.
(a)(1)(v)	Letter to Clients, dated September 18, 2006.
(a)(1)(vi)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.
(a)(2)	None.
(a)(3)	None.
(a)(4)	None.
(a)(5)(i)	Press release issued by Parent on September 5, 2006 (incorporated by reference to Schedule TO-C filed with the Securities and Exchange Commission on September 5, 2006).
(a)(5)(ii)	Summary Advertisement as published in the Wall Street Journal on September 18, 2006.
(b)	None.
(d)(1)	Agreement and Plan of Merger, dated as of September 5, 2006, by and among Parent, Sub and the Company (incorporated by reference to Exhibit 99.1 to Schedule 13D filed by Parent with the Securities and Exchange Commission on September 5, 2006).
(d)(2)	Tender Agreement, dated September 5, 2006, between Michael W. Ferro, Jr. and Parent (incorporated by reference to Exhibit 99.2 to Schedule 13D filed by Parent with the Securities and Exchange Commission on September 5, 2006).
(d)(3)	Confidentiality Agreement, dated July 25, 2006, between Parent and the Company.
(g)	None.
(h)	None.

Item 13.    Information Required by Schedule 13E-3.
     Not Applicable.

SIGNATURES
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ILLINOIS TOOL WORKS INC.
/s/ James H. Wooten, Jr.
By: James H. Wooten, Jr.
Title: Vice President, General Counsel and Corporate Secretary

ITW LEAP CORP.
/s/ James H. Wooten, Jr.
By: James H. Wooten, Jr.
Title: Vice President and Secretary

Dated: September 18, 2006

INDEX TO EXHIBITS

Exhibit
Number	Description

(a)(1)(i)	Offer to Purchase, dated September 18, 2006.
(a)(1)(ii)	Letter of Transmittal.
(a)(1)(iii)	Notice of Guaranteed Delivery.
(a)(1)(iv)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees, dated September 18, 2006.
(a)(1)(v)	Letter to Clients, dated September 18, 2006.
(a)(1)(vi)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.
(a)(2)	None.
(a)(3)	None.
(a)(4)	None.
(a)(5)(i)	Press release issued by Parent on September 5, 2006 (incorporated by reference to Schedule TO-C filed with the Securities and Exchange Commission on September 5, 2006).
(a)(5)(ii)	Summary Advertisement as published in the Wall Street Journal on September 18, 2006.
(b)	None.
(d)(1)	Agreement and Plan of Merger, dated as of September 5, 2006, by and among Parent, Sub and the Company (incorporated by reference to Exhibit 99.1 to Schedule 13D filed by Parent with the Securities and Exchange Commission on September 5, 2006).
(d)(2)	Tender Agreement, dated September 5, 2006, between Michael W. Ferro, Jr. and Parent (incorporated by reference to Exhibit 99.2 to Schedule 13D filed by Parent with the Securities and Exchange Commission on September 5, 2006).
(d)(3)	Confidentiality Agreement, dated July 25, 2006, between Parent and the Company.
(g)	None.
(h)	None.